ICI MUTUAL INSURANCE COMPANY

INVESTMENT COMPANY BLANKET BOND

RIDER NO. 10

INSURED		BOND NUMBER
The Parnassus Funds		87175108B

EFFECTIVE DATE	BOND PERIOD	AUTHORIZED REPRESENTATIVE
July 24, 2008	April 15, 2008 to April 15, 2009	/S/ Matthew Link

In consideration of the premium charged for this Bond, it is hereby understood and agreed that Item 1 of the Declarations, Name of Insured, shall include the following:

Parnassus Funds Distributor

Except as above stated, nothing herein shall be held to alter, waive or extend any of the terms of this Bond.